FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 13, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 13, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that drilling began on Painted Hills Project in Nevada on August 14, 2007.  The Issuer is also expanding the current drilling program.

Item 5.	Full Description of Material Change

The Issuer reports that, on August 14th, it began its Painted Hills drilling program.  The Painted Hills project, in which the Issuer can earn up to a 70% interest, is located in north-western Nevada and is held under option from Redstar Gold Corporation (TSX-V: RGC).  The three-hole, 1,000 metre, first-phase core drilling program is testing for high-grade vein and broader bulk tonnage gold mineralization in this previously un-drilled project.  Early results from the initial two holes indicate very broad zones of strong chalcedonic silicification and veining commonly in excess of 50 metres wide.  A total of seven initial rush characterization samples from this high level silicification have returned anomalous gold values of up to 0.24 g/t with high trace element indicators (gold ranging from nil to 0.24 g/t).  In response to the encouraging alteration present and the results returned from the initial drill hole, the Issuer has staked an additional 250 claims covering the projected extent of the system, inclusive of a nearby silicic dome complex which has similar alteration and geochemistry to the area currently being drilled.  The Issuer is also expanding the current drilling program to continue to test the system at deeper levels.

Project Summary

The Painted Hills project is located approximately 140 kilometres northwest of Winnemucca, Nevada.  The project area is dominated by a large alteration zone related to the upper parts of a volcanic-hosted epithermal vein system.  The vein system has important geologic similarities to multi-million ounce, high-grade gold deposits of the north-western Great Basin that contain high-grade gold veins and lower grade bulk tonnage deposits, notably Sleeper (approx. 2.5 Moz) and Midas (Ken Snyder mine; approx. 3Moz @ 1.1 ounces per ton gold).  Key gold system indicators at Painted Hills include low-grade gold in high level chalcedonic veining, together with a mercury-bearing opal-chalcedony vein zone approximately 100 metres wide which is surrounded by kaolinite-opal alteration.  The strike-length of the vein and alteration system is at least 1.5 kilometres long and contains multiple zones over a system width of at least 500 metres.  The exploration model is for high-grade gold to be deposited at the boiling level at depth beneath the exposed gold-poor, mercury-rich opaline alteration zone.  In addition to gold and mercury, the system is strongly enriched in antimony, arsenic and molybdenum.  This exploration model has been proven in several districts in Nevada, where gold deposits underlie similar gold-poor or gold-absent opaline zones.  The recent spot sampling of the early drill hole has also confirmed that the system has widespread gold in its upper levels and the extensive silicification reflects high fluid flow in the system.

The Painted Hills gold system is exposed along a range-front fault, and portions of the system may by concealed by alluvium in the adjacent valley.  This range-front setting is a favourable geologic environment similar to the Sleeper deposit.  A recently-completed CSAMT geophysical survey, which indicated a broad zone of silicification at depth, has now been confirmed with the drilling.  This survey has also indicated that the covered area to the east of the main target area has several concealed faults which represent new exploration targets.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

September 24, 2007